UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

9 September 2020

Retirement of Lindsay Maxsted as independent Non-executive Director

Lindsay Maxsted retired as an independent Non-executive Director of BHP Group Limited and BHP Group Plc on 4 September 2020.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A. 3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Lindsay Maxsted

Date of last notice	8 March 2016

Date that director ceased to be director	4 September 2020

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

N/A

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Indirect:	Lindsay Maxsted has an indirect interest in 18,000 ordinary shares in BHP Group Limited as follows:

(1) Jacobite Investments Pty Ltd	(1) 5,500 ordinary shares in BHP Group Limited registered in the name of Jacobite Investments Pty Ltd which holds the shares on behalf of Lindsay Maxsted, as beneficial owner; and

(2) Align Investments Pty Ltd	(2) 12,500 ordinary shares in BHP Group Limited registered in the name of Align Investments Pty Ltd as trustee for the Lindsay Maxsted Family Superannuation Fund in which Lindsay Maxsted has a beneficial interest.

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Caroline Cox Group General Counsel & Company Secretary

Contact details	Caroline Cox Tel: +61 3 9609 3633

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

LINDSAY MAXSTED: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Group Limited and BHP Group Plc (collectively, “BHP”) confirm that Lindsay Maxsted retired as a Non-executive Director of the Company on 4 September 2020. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2021 will include the remuneration earned by Mr Maxsted during his appointment as a Non-executive Director of BHP for the financial year ending 30 June 2021. The reported remuneration will include BHP’s normal fees for an independent Non-executive Director and fees for membership on the Risk and Audit Committee payable for the period from 1 July 2020 to 4 September 2020. Mr Maxsted has not received, and will not receive, any other remuneration or payments upon ceasing to be a Director of BHP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 9, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary